EXHIBIT 3.04

CERTIFICATE OF AMENDMENT

STATE of DELAWARE

CERTIFICATE of AMENDMENT of

CERTIFICATE of INCORPORATION

of AZUREL, LTD.

Azurel, Ltd. (the "Corporation") a corporation organized and existing under and by virtue of the Delaware General Corporation Law ("DGCL") does hereby certify.

FIRST: That the Board of Directors of the Corporation, by the unanimous written consent of its Directors, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation:

RESOLVED that the Certificate of Incorporation of this Corporation be amended by changing Article First of the Certificate of incorporation as follows.

FIRST

Article First of the Company's Certificate of Incorporation, has been amended in its entirety to read as follows:

"NAME

The name of this corporation is National Stem Cell Holding, Inc. (the 'Corporation')."

SECOND. That in lieu of a meeting and vote of the stockholders of the Corporation, a majority of the holders of the Corporation's Common Stock have given their written consent to said amendment in accordance with the provisions of Section 228 of the DGCL. and written notice of the adoption of the amendment has been given as provided in Section 228 of the DGCL to every stockholder entitled to such notice.

THIRD:

That the foregoing amendment of the Certificate of incorporation was duly adopted in accordance with the provisions of Section 242 of the DGCL.

FOURTH:

That the capital of said Corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on this 12th day of September, 2006.

Azurel, Ltd.

/s/ Steven Y. Moskowitz

Steven Y. Moskowitz,

President & Secretary